APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Jade & Jasper LLC
Balance Sheet - unaudited
For the period ended December 21st 2020

	Current Period 12/21/2020		
ASSETS			
Current Assets:			
Cash	$ -		
Petty Cash	-		
Accounts Receivables	-		
Inventory	-		
Prepaid Expenses	-		
Employee Advances	-		
Temporary Investments	-		
Total Current Assets	-		
	-		
Fixed Assets:	-		
Land	-		
Buildings	-		
Furniture and Equipment	-		
Computer Equipment	-		
Vehicles	-		
Less: Accumulated Depreciation	-		
Total Fixed Assets	-		
Other Assets:			
Trademarks	-		
Patents	-		
Security Deposits	-		
Other Assets	-		
Total Other Assets	-		
TOTAL ASSETS	$ -		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		

Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		
TOTAL LIABILITIES & EQUITY	$ -		
Balance Sheet Check	-		

I, Crystal Hart, certify that:

1. The financial statements of Jade&Jasper LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Jade&Jasper LLC has not been included in this Form as Jade&Jasper LLC was formed on 01/28/2021 and has not filed a tax return to date.

Signature   *Crystal Hart*

Name: Crystal Hart

Title: Owner